Mercedes-Benz Auto Lease Trust 2018-B
Investor Report

Collection Period Ended   31-Oct-2019

Amounts in USD

Dates

Collection Period No.	12			
Collection Period (from... to)	1-Oct-2019	31-Oct-2019		
Determination Date	13-Nov-2019			
Record Date	14-Nov-2019			
Payment Date	15-Nov-2019			
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2019	15-Nov-2019	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 11/15/201	15-Oct-2019	15-Nov-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	234,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	345,000,000.00	209,306,708.72	173,431,669.31	35,875,039.41	103.985621	0.502700
Class A-3 Notes	365,000,000.00	365,000,000.00	365,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,020,000.00	90,020,000.00	90,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,034,020,000.00**	**664,326,708.72**	**628,451,669.31**	**35,875,039.41**		
Overcollateralization	168,334,911.01	183,359,123.93	183,359,123.93			
Total Securitization Value	**1,202,354,911.01**	**847,685,832.65**	**811,810,793.24**			
present value of lease payments	468,134,652.21	228,176,191.11	210,575,494.12			
present value of Base Residual Value	734,220,258.80	619,509,641.54	601,235,299.12			

	Amount	Percentage
Initial Overcollateralization Amount	168,334,911.01	14.00%
Target Overcollateralization Amount	183,359,123.93	15.25%
Current Overcollateralization Amount	183,359,123.93	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.716420%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.040000%	530,243.66	1.536938	36,405,283.07	105.522560
Class A-3 Notes	3.210000%	976,375.00	2.675000	976,375.00	2.675000
Class A-4 Notes	3.310000%	248,305.17	2.758333	248,305.17	2.758333
Total		**1,754,923.83**		**$37,629,963.24**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,142,237,165.46	787,568,087.10	751,693,047.69

Available 2018-B Collections	
Lease Payments Received	17,016,614.08
Net Sales Proceeds-early terminations (incl Defaulted Leases)	15,336,726.82
Net Sales Proceeds-scheduled terminations	10,986,476.64
Excess wear and tear included in Net Sales Proceeds	84,861.55
Excess mileage included in Net Sales Proceeds	187,652.10
Subtotal	43,339,817.54
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	58,441.54
Total Available Collections	**43,398,259.08**

Distribution on the Exchange Note	
(1) Total Servicing Fee	706,404.86
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.32%)	2,178,938.37
(3) Exchange Note Principal Distributable Amount	35,875,039.41
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	4,637,876.44
Total Distribution	**43,398,259.08**

Available Funds ABS Notes	
Total Exchange Note Payments	38,053,977.78
Reserve Account Draw Amount	0.00
Total Available Funds	**38,053,977.78**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,754,923.83
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	35,875,039.41
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	424,014.54
Total Distribution	**38,053,977.78**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	706,404.86	706,404.86	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,754,923.83	1,754,923.83	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	530,243.66	530,243.66	0.00
thereof on Class A-3 Notes	976,375.00	976,375.00	0.00
thereof on Class A-4 Notes	248,305.17	248,305.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,754,923.83	1,754,923.83	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	35,875,039.41	35,875,039.41	0.00
Principal Distribution Amount	35,875,039.41	35,875,039.41	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,005,887.28
Reserve Fund Amount - Beginning Balance	3,005,887.28
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	4,705.28
minus Net Investment Earnings	4,705.28
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,005,887.28
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	4,705.28
Net Investment Earnings on the Exchange Note	
Collection Account	53,736.26
Investment Earnings for the Collection Period	58,441.54

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,202,354,911.01	29,542
Securitization Value beginning of Collection Period	847,685,832.65	23,630
Principal portion of lease payments	11,970,613.98	
Terminations- Early	11,727,147.14	
Terminations- Scheduled	8,838,764.53	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,338,513.76	
Securitization Value end of Collection Period	811,810,793.24	22,872
Pool Factor	67.52%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.38	14.25
Weighted Average Seasoning (months)	14.51	23.88
Aggregate Base Residual Value	864,523,315.42	660,935,604.30
Cumulative Turn-in Ratio		89.32%
Proportion of base prepayment assumption realized life to date		46.06%
Actual lifetime prepayment speed		0.45%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	809,263,307.69	22,809	99.69%
31-60 Days Delinquent	1,713,393.23	44	0.21%
61-90 Days Delinquent	700,525.47	15	0.09%
91-120 Days Delinquent	133,566.85	4	0.02%
Total	811,810,793.24	22,872	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.103%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,154,431.10	30	11,536,681.42	301
Liquidation Proceeds	1,142,536.33		10,036,487.58	
Recoveries	152,261.10		1,556,684.18	
Principal Net Credit Loss / (Gain)	(140,366.33)		(56,490.34)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):			
Current Collection Period	(0.203)%		
Prior Collection Period	0.079 %		
Second Prior Collection Period	(0.016%)		
Third Prior Collection Period	(0.084%)		
Four Month Average	(0.056)%		
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		(0.005)%	
Average Net Credit Loss / (Gain)		(187.68)	

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	22,749,994.33	728	205,812,028.93	6,364
Sales Proceeds and Other Payments Received	23,958,627.86		209,676,301.83	
Residual Loss / (Gain)	(1,208,633.53)		(3,864,272.90)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):			
Current Collection Period	(1.748)%		
Prior Collection Period	0.745 %		
Second Prior Collection Period	(0.307%)		
Third Prior Collection Period	(0.769%)		
Four Month Average	(0.520)%		
Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(0.321)%	
Average Residual Loss / (Gain)		(607.21)	